

07076397

Act: 40

~~Section~~: ITEM 1101 (B)

Rule:

Public Availability: 9/19/2007

September 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MP Environmental Funding LLC, PE Environmental Funding LLC
Incoming letter dated September 7, 2007

Capitalized terms used in this response have the same meaning as defined in your letter. Based on the facts presented, it is the Division's view that MP Funding and PE Funding are not asset-backed issuers and the Bonds are not asset-backed securities within the meaning of Item 1101 of Regulation AB. Notwithstanding that conclusion, the Division will not recommend enforcement action to the Commission if the Issuers file periodic reports related to the Bonds in compliance with the disclosure and reporting regime established in Regulation AB.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Moreover, with the exception of the position concerning the status of the Issuers and Bonds under Item 1101 of Regulation AB, this response merely expresses the Division's position on enforcement action, and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 19, 2007

Robert J. Reger, Jr.
Thelen Reid Brown Raysman & Steiner
875 Third Avenue
New York, NY 10022

RE: MP Environmental Funding LLC
PE Environmental Funding LLC

Dear Mr. Reger:

In regard to your letter of September 7, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol McGee
Deputy Chief Counsel

THELEN REID BROWN
RAYSMAN & STEINER LLP
ATTORNEYS AT LAW

NEW YORK · SAN FRANCISCO · WASHINGTON, DC · LOS ANGELES
SILICON VALLEY · HARTFORD · NORTHERN NEW JERSEY · SHANGHAI

September 7, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549

Attention: Paula Dubberly, Associate Director (Legal)

Re: **MP Environmental Funding LLC, PE Environmental Funding LLC Senior Secured Sinking Fund Environmental Control Bonds, Series A**

Dear Ms. Dubberly:

On behalf of MP Environmental Funding LLC ("MP Funding"), Monongahela Power Company ("Mon Power"), PE Environmental Funding LLC ("PE Funding", and together with MP Funding, the "Issuers") and Potomac Edison Company ("Potomac Edison", and together with Mon Power, the "Utilities"), we hereby request from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") (a) confirmation that the Issuers are not asset-backed issuers and the bonds described below are not asset-backed securities within the meaning of Item 1101(b) and (c), respectively, of Regulation AB, and (b) assurance that, notwithstanding the fact that the Issuers are not asset-backed issuers and the bonds described below are not asset-backed securities, the Staff will not recommend enforcement action to the Commission if the Issuers file periodic reports in respect of the bonds described below in compliance with the disclosure and reporting regime established in Regulation AB.

Background

MP Funding is an indirectly wholly-owned finance subsidiary of Mon Power. Mon Power is a vertically integrated electric utility that provides electric service to over 375,000 customers in the state of West Virginia at rates regulated by the Public Service Commission of West Virginia (the "PSC") and the Federal Energy Regulatory Commission ("FERC"). MP Funding is indirectly wholly-owned by Mon Power but is bankruptcy remote from Mon Power and its affiliates.

PE Funding is an indirectly wholly-owned finance subsidiary of Potomac Edison. Potomac Edison is an electric utility that provides electric service to over 125,000 customers in the state of West Virginia at rates regulated by the PSC and FERC. PE Funding is indirectly wholly-owned by Potomac Edison but is bankruptcy remote from Potomac Edison and its affiliates.

NEW YORK • 875 Third Avenue • New York, NY 10022 • Tel: 212.603.2000 • Fax: 212.603.2001 www.thelen.com

On April 11, 2007, MP Funding issued $344,475,000 aggregate principal amount of its Senior Secured Sinking Fund Environmental Control Bonds, Series A (the "MP Funding Bonds") and PE Funding issued $114,825,000 aggregate principal amount of its Senior Secured Sinking Fund Environmental Control Bonds, Series A (the "PE Funding Bonds" and, together with the MP Funding Bonds, the "Bonds"). The Bonds were issued pursuant to Section 24-2-4e of the West Virginia Code (the "Financing Act") and a financing order of the PSC issued on April 7, 2006, as amended on June 13, 2006, and January 17, 2007 (the "Financing Order").

The Bonds are the Issuers' senior secured obligations, secured by the Issuers' environmental control property. Environmental control property includes the right, pursuant to the Financing Order, to impose, charge, collect and receive special, irrevocable non-bypassable charges, known as environmental control charges, to be paid by all electric service customers located within the Issuers' respective West Virginia service territories; the right to implement a true-up mechanism to adjust the amount of the environmental control charges at least semi-annually, or more frequently if necessary; the right to receive all revenues and collections resulting from the environmental control charges, and other rights and interests that arise under the Financing Order.

The Financing Order, the organizational documents for MP Funding and for PE Funding, and the transaction documents supporting the Bonds give MP Funding and PE Funding the authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in future transactions with the approval of the PSC. These documents expressly envision that the PSC may issue additional financing orders authorizing and directing Mon Power to use MP Funding, and/or authorizing and directing Potomac Edison to use PE Funding, to implement other financings for the benefit of West Virginia ratepayers. As a result, MP Funding and PE Funding each may acquire additional separate property (including property other than environmental control property) and may issue one or more additional series of securities that are supported by such additional and separate property or other collateral.

Discussion

SEC Release No. 33-8518 states that securities issued by entities that are organized as "series trusts" with flexibility to issue additional securities in wholly separate and unrelated transactions will not be "asset-backed securities" for purposes of Regulation AB.

The Issuers' organizational documents, as well as the transaction documents supporting the Bonds and the Financing Order, give the Issuers the authority and flexibility to issue additional indebtedness (including additional debt securities that are not environmental control bonds) in wholly separate and unrelated future transactions with the approval of the PSC. The PSC may authorize and direct Mon Power to use MP Funding, and/or authorize and direct Potomac Edison to use PE Funding, to implement other financings for the benefit of West Virginia ratepayers. The Issuers may acquire additional separate property (including property other than environmental control property) and issue one or more additional series of securities that are supported by such additional and separate property or other collateral. By way of example, the Issuers' future financings may include additional series of environmental control bonds to finance costs of other environmental control facilities either at the Ft. Martin generation facility or other facilities. If authorized by future state governmental action, such future financings may also include bonds issued to finance any extraordinary power purchase costs incurred by the Utilities, costs of the Utilities' facilities or contracts that become uneconomic in connection with a future deregulation of the supply of electricity in West Virginia, or any other of the Utilities' costs that might be approved by a future PSC order.

The Issuers' series trust structures place the Issuers outside the definition of "asset-backed issuer" and the Bonds outside the definition of "asset-backed securities" as those terms are defined in Sections 1101(b) and (c) of Regulation AB. As such, the Issuers would ordinarily be required to file quarterly reports on Form 10-Q and annual reports on Form 10-K pursuant to Rules 13a-13(a) and 13(a)-1, respectively, of the Securities Exchange Act of 1934, as amended. However, pursuant to a telephone conference with the Staff on March 5, 2007 and notwithstanding that the Issuers are not asset-backed issuers and the Bonds are not asset-backed securities, the Staff has advised the Issuers that continuing disclosure with respect to the Bonds should be provided in compliance with the applicable provisions of Regulation AB, including filing periodic and annual reports on Forms 10-D and 10-K.[1] These forms will allow the Issuers to convey to investors certain information about the Bonds that is not provided for under the reporting regime applicable to non-asset backed issuers, such as the distribution and servicer-related information described in Items 1121-1123 of Regulation AB. With respect to the requirements of Items 1122 and 1123 of Regulation AB that a servicer compliance statement be signed by an authorized officer of the servicer, Mon Power, as servicer in connection with the MP Funding Bonds, and Potomac Edison, as servicer in connection with the PE Funding Bonds, each confirm that the senior officer in charge of the servicing function will execute such servicer compliance statements in his or her individual capacity as required by Item 601(b)(31)-(35) of Regulation S-K.

Conclusion

On the basis of the facts and representations set forth above, the Issuers respectfully request from the Staff (a) confirmation that MP Funding and PE Funding are not asset-backed issuers and the Bonds are not asset-backed securities within the meaning of Item 1101(b) and (c), respectively, of Regulation AB, and (b) assurance that, notwithstanding the fact that the Issuers are not asset-backed issuers and the Bonds are not asset-backed securities, the Staff will not recommend enforcement action to the Commission if MP Funding and PE Funding file periodic reports in respect of the Bonds in compliance with the disclosure and reporting regime established in Regulation AB.

[1] The Issuers note that non-asset-backed issuers are generally subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires the inclusion in Forms 10-Q and 10-K of reports by management as to the issuer's internal control structure. These reports are not required as to filings made on Forms 10-D or 10-K in compliance with Regulation AB, and therefore the Issuers would not include any such reports in their proposed filings on Forms 10-D and 10-K.

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269. Please feel free to contact Robert J. Reger, Jr. at (212) 603-2526 or Mahendra Churaman at (212) 603-8971 with any questions or requests for additional information.

Very truly yours,

THELEN REID BROWN RAYSMAN & STEINER LLP,
counsel to MP Environmental Funding LLC, Monongahela Power Company, PE Environmental Funding LLC, and The Potomac Edison Company

By: 
Robert J. Reger, Jr.

END